Exhibit 99.1

Kazia Therapeutics Announces $2 Million Private Placement at Premium to Market

SYDNEY, August 1, 2025 — Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development company, today announced that it has entered into a securities purchase agreement with certain established institutional investors for a private placement of equity securities (PIPE). Pursuant to the securities purchase agreement, the Company agreed to offer and sell to an aggregate of approximately $2.0 million of ordinary shares and prefunded warrants. The securities being sold in the PIPE are priced at a 5% premium to the closing price of Kazia’s ADSs on July 31, 2025. The PIPE is structured as a straightforward equity investment with no common warrant coverage. The transaction is expected to close on Monday, August 4, 2025, subject to customary closing conditions.

The Company estimates that the net proceeds to the Company from the PIPE will be approximately $2 million, after deducting estimated offering expenses. The Company intends to use the net proceeds from this offering to support the continued clinical development of its lead programs, including paxalisib, a brain-penetrant dual PI3K/mTOR inhibitor currently in clinical trials for both brain cancer and advanced breast cancer, and EVT801, a selective VEGFR3 inhibitor, and for general corporate purposes.

“This transaction provides Kazia with additional capital to advance our clinical-stage assets through key near-term catalysts most notably additional data from our ongoing advanced breast cancer trial,” said Dr. John Friend, CEO of Kazia Therapeutics. “We are grateful for the continued support of our investors and look forward to delivering updates on upcoming milestones.”

The securities sold in this PIPE are being made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements. Pursuant to the securities purchase agreement, the Company has agreed to file a shelf registration statement with the U.S. Securities and Exchange Commission (SEC) within 60 days of the closing to register the resale of ADSs representing the ordinary shares and those underlying the pre-funded warrants.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offering of the securities described above under the resale registration statement will only be by means of a prospectus.

For investor and media, please contact Alex Star, Managing Director LifeSci Advisors LLC, Astarr@lifesciadvisors.com, +1-201-786-8795.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an innovative oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, a brain-penetrant pan-PI3K/mTOR inhibitor, which is being developed to treat multiple forms of brain cancer, including glioblastoma and brain metastases. A Phase 1b clinical trial is also underway evaluating paxalisib in combination with checkpoint inhibition and chemotherapy for patients with advanced triple-negative breast cancer. EVT801, a selective VEGFR3 inhibitor, is currently in a Phase 1 clinical trial for advanced solid tumors. Kazia is working to rapidly progress these assets through clinical development and toward commercialization.

Forward-Looking Statements

This announcement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the completion of the PIPE, the satisfaction of customary closing conditions related thereto, the intended use of proceeds from the PIPE, and the Company’s future expectations, plans and prospects. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: related to market and other conditions, associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.